15026623

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

1A

SEC FILE NUMBER
8- 50527 68628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Highway, Suite 120
(No. and Street)

Brea (City) California (State) 92821 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Turner (714) 671-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood, LLP
(Name – *if individual, state last, first, middle name*)

550 N. Brand Blvd. 14th Floor (Address) Glendale (City) California (State) 91203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2015 APR 23 PM 3:48
SEC / MR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph W. Turner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

VIRGINIA E. HAVENS
Commission # 2061213
Notary Public - California
Fresno County
My Comm. Expires Mar 15, 2018

Signature

President & CEO
Title

Notary Public Fresno County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the Company) as of December 31, 2014 and 2013, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ministry Partners Securities, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

February 25, 2015
Glendale, California

MINISTRY PARTNERS SECURITIES, LLC

Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash	**$ 382,037**	$ 377,809
Cash, restricted	**53,484**	54,981
Concessions/commissions receivable	**9,670**	17,563
Property and equipment, net	**12,865**	4,996
Other assets	**2,634**	1,391
Total assets	**$ 460,690**	$ 456,740
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable	**$ 88,465**	$ 89,980
Accrued compensation	**36,639**	8,832
Total liabilities	**125,104**	98,812
Member's equity		
Common ownership	**1,900,000**	1,650,000
Accumulated deficit	**(1,564,414)**	(1,292,072)
Total member's equity	**335,586**	357,928
Total liabilities and member's equity	**$ 460,690**	$ 456,740

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Operations
Years Ended December 31, 2014 and 2013

	2014	2013
Revenue		
Concessions	$ 646,515	$ 152,542
Commissions	78,327	22,984
Advisory fees	63,040	1,448
Total revenue	787,882	176,974
Expenses		
Salaries and benefits	554,320	382,552
Marketing and promotion	29,161	18,861
Clearing expenses	54,361	--
Office occupancy	53,806	54,927
Office operations and other expenses	234,534	166,574
Professional fees	130,742	94,337
Total expenses	1,056,924	717,251
Loss before provision for income taxes and state fees	(269,042)	(540,277)
Provision for income taxes and state fees	3,300	800
Net loss	$ (272,342)	$ (541,077)

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Member's Equity
Years Ended December 31, 2014 and 2013

	Common Ownership Amount	Accumulated Deficit	Total
Balance, December 31, 2012	$ 1,150,000	$ (750,995)	$ 399,005
Capital contributions	500,000	--	500,000
Net loss	--	(541,077)	(541,077)
Balance, December 31, 2013	1,650,000	(1,292,072)	357,928
Capital contributions	250,000	--	250,000
Net loss	--	(272,342)	(272,342)
Balance, December 31, 2014	$ 1,900,000	$ (1,564,414)	$ 335,586

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Cash Flows
Years Ended December 31, 2014 and 2013

		2014		2013
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(272,342)	$	(541,077)
Adjustments to reconcile net loss to net cash used in operating activities				
Depreciation		1,987		1,332
Net change in:				
Cash, restricted		1,497		(38,275)
Other assets		6,650		(13,780)
Accounts payable and accrued expenses		26,292		42,869
Net cash used in operating activities		(235,916)		(548,931)
CASH FLOWS USED IN INVESTING ACTIVITIES				
Purchase of property and equipment		(9,856)		--
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES				
Capital contributions		250,000		500,000
Net increase (decrease) in cash		4,228		(48,931)
CASH, beginning		377,809		426,740
CASH, ending	$	382,037	$	377,809
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Income taxes paid	$	800	$	800

The Notes to Financial Statements are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ministry Partners Securities, LLC (the Company) was formed in California as a limited liability company on April 26, 2010. The Company is wholly-owned by Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, California, and Fresno, California.

On March 2, 2011, the Company became a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, the Company's application for membership in the Financial Industry Regulatory Authority (FINRA) was approved. The Company is a non-carrying broker that has been formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. The Company will act as a selling agent for MPIC's debt securities and provide securities brokerage services to other credit unions and credit union service organizations and the customers and institutions they serve.

The Company is also a member of the Securities Investor Protection Corporation (SIPC).

In May of 2012, the Company began selling Secured Investment Certificates on behalf of MPIC. On September 24, 2012, the Company received a no objection letter from FINRA, thereby authorizing the Company to act as a selling agent for MPIC's Class A Notes offering that is offered under a registration statement declared effective by the U.S. Securities and Exchange Commission (SEC) on October 11, 2012. In November 2012, the Company also began selling investments in mutual funds. In addition to serving as a selling agent for MPIC's debt securities, the Company will sell other products including insurance and mutual funds. The Company will also provide investment advisory services to its customers.

In March 2013, the Company entered into a selling agreement with MPIC that enables the firm to sell MPIC's Series 1 Subordinated Capital Notes and 2013 International Notes. On July 11, 2013, the Company executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for the Company to provide registered investment advisory services. Finally, on September 26, 2013, the Company entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (RBC Dain), thereby enabling it to open brokerage accounts for its customers. The Company can now offer a broad scope of investment products that enable it to better serve its clients and customers.

In July, 2013, the Company entered into a selling agreement with Curian Capital to provide referral services. The Company earns advisory fees on successfully referred clients.

On March 14, 2013, the Company received a license from the California Department of Insurance to act as a Resident Insurance Producer as Ministry Partners Insurance Agency, LLC. (a DBA). Since that time, the Company has reached agreements with a number of life insurance companies to sell their products, which include both fixed and variable annuities.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On July 31, 2014, the Company reached an agreement with America's Christian Credit Union (ACCU) whereby ACCU will refer clients to the Company for investment advisory services. In exchange, the Company will remit to ACCU a solicitor fee as permitted under the California Department of Business Oversight. The Company reached a similar agreement with Evangelical Christian Credit Union (ECCU) on October 6, 2014.

Basis of Accounting and Revenue Recognition: The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities, the Company recognizes concession or commission income as of the trade date. Concession income on sales of mutual funds and advisory fees are recognized as of the settlement date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include demand deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2014 and 2013.

Property and Equipment: Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (five years) of the assets.

Income Taxes: The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the State of California's LLC gross receipts fee and the state minimum tax. For the year ended December 31, 2014, the Company was subject to a gross receipts fee of $2,500 in addition to the $800 minimum tax. For the year ended December 31, 2013 the Company was only subject to the $800 minimum tax.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements: In November 2014, the FASB issued ASU 2014-17, *Business Combinations (Topic 805): Pushdown Accounting,* which provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information that users need to evaluate the effects of pushdown accounting on its financial statements. This ASU was effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available for issuance, the application of this guidance would be a change in accounting principle. The adoption of ASU 2014-17 is not expected to have a material effect on the Company's financial statements or disclosures.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity's ability to continue as a going concern and to provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter, with early adoption permitted. The adoption of ASU 2014-15 is not expected to have a material effect on the Company's financial statements or disclosures.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606),* requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the effect that the updated standard will have on the financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued): In January 2014, the FASB issued ASU 2014-04, *Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.* ASU 2014-04 clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either *(a)* the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or *(b)* the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the standard requires interim and annual disclosure of both *(a)* the amount of foreclosed residential real estate property held by the creditor and *(b)* the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. ASU 2014-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The standard can be adopted utilizing either a modified retrospective transition method or a prospective transition method. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company entered into an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain facilities and services to the Company. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. As of December 31, 2014 and 2013, the Company has accrued $72,740 and $81,409, respectively, for unpaid expenses. The total expenses charged to the Company by MPIC were $679,781 and $491,289 for the years ended December 31, 2014 and 2013, respectively.

During the years ended December 31, 2014 and 2013, the Company sold securities issued by MPIC and received concessions for these sales. See Note 7, Securities Sales, for further explanation of these transactions.

The Company's Board of Directors is comprised of four individuals, three of whom are members of the Board of Managers of MPIC. The other individual is the President and CEO of MPIC.

NOTE 3. RESTRICTED CASH

Restricted cash consists of funds the Company is required to maintain in a Central Registration Depository (CRD) account with FINRA as well as funds the Company has deposited with RBC DAIN as clearing deposits. The CRD funds may only be used for fees charged by FINRA to maintain the membership status of the Company as well as fees related to registered and associated persons of the Company. At December 31, 2014 and 2013, restricted cash held in the CRD account totaled $2,284 and $4,981, respectively. At December 31, 2014 and 2013, restricted cash held with RBC Dain totaled $51,199 and $50,000.

NOTE 4. PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31 consisted of the following:

	2014	2013
Furniture, fixtures and equipment	$ 39,451	$ 6,661
Less accumulated depreciation	26,587	1,665
	$ 12,864	$ 4,996

NOTE 5. RESERVE REQUIREMENTS

The Company was exempt from the computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3(k)(2)(i) through September 2013. The Company is now exempt from the computation for Determination of the Reserve Requirements pursuant to rule 15c3-1(k)(2)(ii).

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.667% of aggregate indebtedness. As of December 31, 2014, the Company had net capital of $308,133 which was $299,793 in excess of its required net capital of $8,178. As of December 31, 2013, the Company had net capital of $328,997 which was $322,410 in excess of its required net capital of $6,587.

NOTE 7. SECURITIES SALES

On March 1, 2012, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2012 Secured Investment Certificates (the Secured Certificates). The Secured Certificates were offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the U.S. Securities and Exchange Commission (SEC). The Secured Certificates were sold with a maturity term of 36, 60 or 84 months, and the Company received selling concessions ranging from 1.2 percent to 2.4 percent on the sale of the Secured Certificates, depending on the term of the debt security purchased. As of December 31, 2013, MPIC is no longer offering its Secured Certificates. During the year ended December 31, 2013, MPIC sold $243,000 of its Secured Certificates in sales transactions in which the Company acted as the selling broker. The Company earned $3,116 in brokerage concessions on these sales transactions.

NOTE 7. SECURITIES SALES (Continued)

Effective as of May 15, 2009, MPIC began offering debt securities in various series and categories which it refers to as its "Class A Notes". The Class A Notes consist of a Fixed Series, Flex Series and Variable Series of debt instruments. Since that date, MPIC has filed various post-effective amendments and registration statements with the SEC to enable it to continue to offer and sell these debt securities. Pursuant to a Registration Statement filed on July 3, 2012 on Form S-1 with the SEC, MPIC registered $75,000,000 of its Fixed Series, Flex Series and Variable Series debt instruments (the Class A Notes Offering). The Class A Notes are offered in various categories based upon amounts invested and maturity terms of each series.

After the Company commenced its operations as a broker-dealer firm during the first quarter of 2012, the Company filed documentation with FINRA under FINRA Rule 5110 regarding its intent to serve as a participating broker in the Class A Notes Offering. On September 21, 2012, FINRA issued a no-objections letter, thereby enabling the Company to act as a participating broker in MPIC's Class A Notes Offering. On October 11, 2012, the Registration Statement for MPIC's Class A Notes Offering was declared effective by the SEC and on October 15, 2012, MPIC filed its prospectus for its Class A Notes Offering with the SEC pursuant to Rule 424(b)(3).

During the years ended December 31, 2014 and 2013, the Company acted as a participating selling broker in the sale of $19,969,018 and $8,527,834 of Class A Notes, respectively. Under the terms of the Class A Notes Offering, the Company was paid a selling concession for acting as a participating broker ranging from 1.25% to 5% on the sale of a Fixed Series Note, 5% on the sale of a Flex Series Note and an amount equal to .25% per annum on the average note balance for a Variable Series Note. No concessions are paid on any accrued interest that is added to the principal of a Class A Note pursuant to an interest deferral election made by the investor. For the years ended December 31, 2014 and 2013, the Company earned $546,304 and $122,653, respectively, in sales concessions on the sale of MPIC's Class A Notes. MPIC's Class A Note prospectus expired on December 31, 2014. MPIC began offering notes under a new prospectus in January 2015. See Footnote 8, Subsequent Event, below.

Through December 31, 2013, the managing broker for the Class A Notes Offering, KP Securities received a concession of .5% on the sale of a Fixed Series Note and Flex Series Note and an amount equal to .25% per annum on the average note balance on a Variable Series Note. When a Class A Note was sold to a renewing investor who was then, or had been within the immediately preceding thirty (30) days, a Class A Noteholder, the concession otherwise payable to KP Securities were reduced by .25% of the total amount of the note sold to a renewing investor. On January 1, 2014, KP Securities withdrew as a broker-dealer and resigned as the managing broker for the Class A Notes Offering. The Company reached an agreement with MPIC on January 31, 2014 to act as managing broker for the offering. The Company received concessions at the same rate that KP Securities received. The Company earned $80,956 in managing broker concessions during the year ended December 31, 2014.

NOTE 7. SECURITIES SALES (Continued)

In March, 2013 the Company entered into an agreement with MPIC to act as a participating selling broker for MPIC's Subordinated Capital Notes as well as its International Notes. During the years ended December 31, 2014 and 2013, the Company sold $1,480,341 and $3,935,968 of Subordinated Capital Notes, respectively, on behalf of MPIC. The Company was paid a selling concession for acting as participating broker ranging from 0.50% to 2.50% on the sale of these notes. The Company earned $19,053 and $26,468 on the sale of Subordinated Capital Notes during the years ended December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, the Company sold $13,422 and $61,092 of International Notes, respectively, on behalf of MPIC. The Company was paid a selling concession for acting as participating broker of 1.50% on the sale of these notes. The Company earned $201 and $305 on the sale of International Notes during the year ended December 31, 2014 and 2013, respectively.

NOTE 8. SUBSEQUENT EVENTS

Pursuant to a Registration Statement filed on January 6, 2015 on Form S-1 with the SEC, MPIC sought to register $85,000,000 of its Fixed Series and Variable Series debt instruments (the Class 1 Notes Offering). The Class 1 Notes are offered in various categories based upon amounts invested and maturity terms of each series.

The Company filed documentation with FINRA under FINRA Rule 5110 regarding its intent to serve as a participating broker in the Class 1 Notes Offering. On January 6, 2015, FINRA issued verbal clearance, thereby enabling the Company to act as a participating broker in MPIC's Class 1 Notes Offering. On January 6, 2015, the Registration Statement for MPIC's Class A Notes Offering was declared effective by the SEC and on January 9, 2015, MPIC filed its prospectus for its Class 1 Notes Offering with the SEC pursuant to Rule 424(b)(3). As a participating broker of the Class 1 Notes Offering, the Company can earn between 1.25% and 5.00% in concessions on the sale of a Fixed Series Note and .25% per annum on the average note balance for a Variable Series Note.

On January 6, 2015, the Company entered into an agreement with MPIC to act as the managing participating broker for the Class 1 Notes Offering. As the managing broker for the Class 1 Notes Offering, the Company will receive a concession of .5% on the sale of a Fixed Series Note and Variable Series Note and an amount equal to .25% per annum on the average note balance on a Variable Series Note.

On January 15, 2015, the Company entered into an agreement to act as the Managing Broker-Dealer in connection with a private offering by MPIC of $80,000,000 in Secured Investment Notes. This offering was made pursuant to Rule 506 of Regulation D. As managing broker, the Company can earn between 2% and 5% in commissions on the sale of Secured Investment Notes.

Supplementary Information

MINISTRY PARTNERS SECURITIES, LLC

Schedule I – Revenue, Operating Expenses, and Operating Loss
Year Ended December 31, 2014

The following presents the schedule of revenue, operating expenses, and operating loss for the year ended December 31, 2014:

Revenue	$ 787,882
Operating Expenses	
Salaries and benefits	554,320
Marketing and promotion	29,161
Clearing expenses	54,361
Office occupancy	53,806
Office operations and other expenses	234,534
Professional fees	130,742
Total Operating Expenses	1,056,924
Operating loss	$ (269,042)

MINISTRY PARTNERS SECURITIES, LLC

Schedule II – Computation of Net Capital, Pursuant to Rule 15c3-1
Year Ended December 31, 2014

Computation of Net Capital

Total Equity		$ 335,586
Less: Non-Allowable Assets		27,453
Tentative Net Capital		308,133
Less: Haircuts		--
Net Capital		308,133

Computation of Net Capital Requirement

(A) Minimum net capital based on aggregate indebtedness (6 .667% of aggregate indebtedness)	$ 8,340	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000	
Net Capital requirement (greater of (A) or (B))		8,340
Excess net capital		$ 299,793

At December 31, 2014, Non-Allowable Assets consisted of a CRD account held with FINRA that represented a balance of $2,284, other assets of $2,634, concessions receivable of $9,670, and fixed assets with a net balance of $12,865.

Aggregate Indebtedness	$ 125,104
Ratio of aggregate indebtedness to net capital	.39

Reconciliation to Form X-17A-5

Net Capital as reported on Form X-17A-5 (unaudited)	$ 310,633
Audit adjustments	(2,500)
Net Capital per above	$ 308,133

MINISTRY PARTNERS SECURITIES, LLC

Schedule III – Determination of Reserve Requirements, Pursuant to Rule 15c3-1
Year Ended December 31, 2014

The Company was exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i) through September 26, 2013. The Company is now exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Through September 26, 2013, the Company was exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision. The Company is now exempt from the Possession and Control requirements according to the provision of Rule 15c3-3(k)(2)(ii).

Ministry Partners Securities, LLC

Exemption Review Report

Year Ended December 31, 2014

TABLE OF CONTENTS

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Ministry Partners Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ministry Partners Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) *(2)(ii)*, (the "exemption provisions") and (2) Ministry Partners Securities, LLC stated that Ministry Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ministry Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ministry Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2015

MINISTRY PARTNERS™
SECURITIES LLC

Assertions Regarding Exemption Provisions

We, as members of management of (Ministry Partners Securities, LLC) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph: (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending (January 1, 2014 through December 31, 2014).

(Ministry Partners Securities, LLC)

By: ______________________

Joseph W. Turner, CEO
____
(Name and Title)

2/25/15
____
(Date)

915 W. Imperial Hwy. • Suite 120 • Brea, CA 92821
Tel: (714) 784-7165 • Fax: (714) 671-5767
E-Mail: info@mpsecuritiesllc.com
Toll Free Nationwide (855) 870-2470
Member FINRA, SIPC

Ministry Partners Securities, LLC

AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Year Ended December 31, 2014

TABLE OF CONTENTS

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Ministry Partners Securities, LLC
Brea, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Ministry Partners Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions), noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions) supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2015

MINISTRY PARTNERS SECURITIES, LLC

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year Ended December 31, 2014

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2014		$ 1,825
Payment schedule		
SIPC-6 assessment	7/24/14	734
SIPC-7	1/26/15	1,091
		$ --

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3326**********************MIXED AADC 220
068628 FINRA DEC
MINISTRY PARTNERS SECURITIES LLC
915 W IMPERIAL HWY STE 120
BREA CA 92821-3850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Flude 714-784-7139

2. A. General Assessment (item 2e from page 2) $ 1,825

B. Less payment made with SIPC-6 filed (exclude interest) (734)
7/24/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,091

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,091

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,091

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ministry Partners Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / CEO
(Title)

Dated the 26 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 787,882
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,641
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	54,361
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	58,002
2d. SIPC Net Operating Revenues	$ 729,880
2e. General Assessment @ .0025	$ 1,825

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